April 20, 2021

To:
TSX Venture Exchange
British Columbia Securities Commission Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers (Québec)
Financial and Consumer Services Commission (New Brunswick) Nova Scotia Securities Commission
Prince Edward Island Office of the Attorney General Securities NL, Financial Services Regulation Division

We have read the statements made by EXRO Technologies Inc. in the attached copy of change of auditor notice dated April 19, 2021, which we understand will be filed pursuant to Section 4.11 of National Instrument 51-102.

We agree with the statements concerning PricewaterhouseCoopers LLP in the change of auditor notice dated April 19, 2021.

Yours very truly,

Chartered Professional Accountants

PricewaterhouseCoopers LLP
111 5th Avenue SW, Suite 3100, Calgary, Alberta, Canada T2P 5L3
T: + 1 403 509 7500, F: + 1 403 781 1825, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.